FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429


                                    FORM F-3


                  CURRENT REPORT PURSUANT TO SECTION 13 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            FOR THE MONTH OF OCTOBER

                          FDIC CERTIFICATE NO. 24082-6



                                   TRIAD BANK
                (Exact name of bank as specified in its charter)



          NORTH CAROLINA                      56-1328631
   (State or other jurisdiction            (I.R.S. Employer
of incorporation or organization)         Identification No.)




113 NORTH GREENE STREET, GREENSBORO, NC                               27401
---------------------------------------                             ----------

    (Address of principal office)                                   (Zip Code)


           Bank's telephone number, including area code (910) 271-4700



        Securities registered pursuant to Section 12(b) of the Act: NONE


               Securities registered pursuant to Section 12(g) of
                                    the Act:


                          COMMON STOCK, $2.50 PAR VALUE
                                (Title of Class)



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ITEM 12 - OTHER MATERIALLY IMPORTANT EVENTS

On October 19, 1995, Triad Bank entered into an Agreement and Plan of Reorganization and Merger with United Carolina Bancshares Corporation, Whiteville, North Carolina, whereby the shares of common stock of Triad Bank would be exchanged for shares of common stock of United Carolina Bancshares Corporation resulting in Triad Bank branches becoming branches of United Carolina Bank, the wholly owned subsidiary of United Carolina Bancshares Corporation. Shareholders of Triad Bank will receive 0.57 shares of United Carolina Bancshares Corporation common stock for each share of Triad Bank. The transaction is subject to approval of the shareholders of both Triad Bank and United Carolina Bancshares Corporation and appropriate federal and state regulatory authorities. Shareholders of Triad Bank will be called to vote on the transaction at a special meeting of shareholders. It is anticipated the transaction will close during the first six months of 1996.



ITEM 13 - FINANCIAL STATEMENT AND EXHIBITS

         (A)      FINANCIAL STATEMENTS.



         (B)      EXHIBITS.

                  The following Exhibits are filed herewith.

         EXHIBIT NO.              DESCRIPTION OF EXHIBIT

         1                        Press Release dated October 19, 1995
         2                        Agreement and Plan of Reorganization and
                                    Merger dated October 19, 1995


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TRIAD BANK
                                            (Bank)


Date:  October 24, 1995         By:   /s/ Richard M. Cobb
                                      _________________________
                                      Richard M. Cobb
                                      Chief Financial Officer




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                                    EXHIBIT 1


Contact:                                                     FOR RELEASE:

James E. Mims             (910) 271-4700                     October 19, 1995
John F. McLaughlin        (910) 642-1347


                                               TRIAD BANK WILL JOIN
                                               UNITED CAROLINA BANCSHARES


         James E. Mims, chairman and chief executive officer of Triad Bank, Greensboro, North Carolina, and E. Rhone Sasser, chairman and chief executive officer of United Carolina Bancshares Corporation (UCB), Whiteville, North Carolina, today jointly announced the approval by their respective Boards of Directors of a definitive agreement to provide for the acquisition by merger of Triad Bank by UCB. Following the completion of the transaction, Triad Bank branches will become offices of UCB's North Carolina banking subsidiary, United Carolina Bank, which currently operates 126 branches in 80 communities.

         UCB today also announced record earnings for the third quarter as well as the nine-month period of 1995 and the execution of a definitive merger agreement with Seaboard Savings Bank, Plymouth, North Carolina, with whom an agreement in principle to merge was announced in July of this year. Triad Bank had announced record earnings for the quarter and the nine months ended September 30, 1995, earlier this week.

         Terms of the agreement with Triad Bank provide for UCB to exchange approximately 0.57 of a share of its common stock for each of Triad Bank's common shares. The transaction is subject to a number of conditions, including approval by applicable regulatory authorities and the affirmative vote of a majority of the shareholders of Triad Bank. The merger is expected to be completed during the first half of 1996.

         Commenting on the announcement, Mims, who will become the UCB regional executive for Guilford, Forsyth, and Randolph counties, said, "The management philosophies of Triad Bank and UCB are very similar, and the merger of our organizations will strengthen our competitive position in the rapidly growing Greensboro market and other Triad communities. Our customers will continue to see the same friendly, familiar faces that have been providing quality, personal service in our offices."

         Carl I. Carlson, president of Triad Bank, stated, "I am very excited about this transaction for our stockholders, customers, employees, and the communities we serve."


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         Sasser commented, "Triad Bank is a fine organization that has developed a loyal customer base by providing personalized, quality service. At UCB, we share the same commitment to superior customer and community service. The proposed merger involves combining two strong organizations which will be well positioned to compete effectively in Greensboro and the Triad.

         "We are extremely pleased about becoming a part of the Triad region, one of the largest and fastest growing metropolitan areas in the Carolinas."

         UCB currently has no banking offices in the Triad area, but it does have one UCB Insurance Center office in Winston-Salem.

         Triad Bank, which operates eleven branches, has eight in Greensboro, two in Winston-Salem, and one in Asheboro. It also has loan production offices in Burlington and Kernersville. It reported $199.2 million in total assets and $181.3 million in total deposits as of September 30, 1995.

         Following the completion of the mergers with Triad Bank and Seaboard Savings, United Carolina Bancshares will have a total of 150 banking offices in North and South Carolina with total assets in excess of $4 billion.

         United Carolina Bancshares Corporation's common stock is traded on the Nasdaq National Market System and is listed under the symbol UCAR.

                                       ***


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                                    EXHIBIT 2


                 [See Appendix A to Prospectus/Proxy Statement]

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